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FOR IMMEDIATE RELEASE

Contact:
Steven A. Kahn
The Rottlund Company, Inc.
3065 Centre Pointe Drive
Roseville, MN 55113
(651) 638-0500
www.rottlundhomes.com

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THE ROTTLUND COMPANY, INC. ANNOUNCES THAT AN AGREEMENT IN PRINCIPLE HAS BEEN REACHED TO SETTLE SHAREHOLDER LITIGATION RELATING TO SELF-TENDER OFFER BY INCREASING OFFER PRICE TO $9.15 PER SHARE; EXPIRATION DATE OF OFFER EXTENDED UNTIL MARCH 5, 2002

        MINNEAPOLIS, MN—February 19, 2002—The Rottlund Company, Inc. (AMEX: RH) today announced that it has increased the purchase price to be paid in its self-tender offer to $9.15 per share and that it has extended the expiration date for its self-tender offer to March 5, 2002. The increase in the purchase price and the accompanying extension are the result of an agreement in principle to settle the shareholder litigation relating to the Company's self-tender offer.

        On January 24, 2002, the Company commenced a self-tender offer to purchase all outstanding shares of its common stock at a price of $9.00 per share in cash. The tender offer was originally scheduled to expire at 11:59 P.M. Eastern Time, on Friday, February 22, 2002.

        Pursuant to the terms of the amended offer, the Company will pay $9.15 per share to all tendering shareholders. The offer is now scheduled to expire at 11:59 P.M. Eastern Time, on Tuesday, March 5, 2002, unless extended.

        The agreement in principle relates to a lawsuit brought by a shareholder of the Company, individually and as a class action on behalf of all shareholders, against the Company and each member of the Company's Board of Directors in response to the Company's self-tender offer. On February 18, 2002, the parties to the lawsuit entered into a memorandum of understanding relating to the settlement of the pending litigation. The proposed settlement is subject to the conditions set forth in the memorandum of understanding and must be approved by the court. The Company and its Board of Directors deny any wrongdoing whatsoever, but agreed to the memorandum of understanding to eliminate the burden and expense of further litigation.

        The Board of Directors of the Company, acting without David H. Rotter and Bernard J. Rotter, has approved the increased purchase price and has concluded that the amended offer is fair to the unaffiliated shareholders of the Company. David H. Rotter and Bernard J. Rotter also believe that the amended offer is fair to the unaffiliated shareholders of the Company.

        On February 19, 2002, as a result of the settlement and extension, the Company filed with the Securities and Exchange Commission amendments to its tender offer documents as well as a copy of the memorandum of understanding. The amendments and the memorandum of understanding may be obtained on the Securities and Exchange Commission's web site at www.sec.gov or by contacting MacKenzie Partners, the information agent for the offer, at 1-800-322-2885.

        Shareholders of record can tender their shares by completing and mailing the Letter of Transmittal, along with any other required documents, to the depositary, Wells Fargo Bank Minnesota, N.A. Where shares are held in street name, the shareholder must contact the appropriate broker in order to tender the shares. Shareholders can call MacKenzie Partners at 1-800-322-2885 to request the tender documents or with questions about the tender process. Shareholders who have already tendered their shares need not take any additional action in order to receive the increased purchase price.

        Shareholders should read the Tender Offer Statement on Schedule TO, as amended, which is on file with the Securities and Exchange Commission, as it contains important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO and other filed documents free of charge at the Securities and Exchange Commission's website at www.sec.gov.

        The Rottlund Company is engaged in the design, construction, marketing and sale of detached single-family homes and attached townhomes and villas. The Company has operations in the metropolitan areas of Minneapolis/St. Paul, Minnesota, Des Moines, Iowa, and Tampa, Florida.

        As a cautionary note to investors, certain matters discussed in this press release may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All such forward-looking statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results and actions to differ materially from those described in the forward-looking statements.

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THE ROTTLUND COMPANY, INC. ANNOUNCES THAT AN AGREEMENT IN PRINCIPLE HAS BEEN REACHED TO SETTLE SHAREHOLDER LITIGATION RELATING TO SELF-TENDER OFFER BY INCREASING OFFER PRICE TO $9.15 PER SHARE; EXPIRATION DATE OF OFFER EXTENDED UNTIL MARCH 5, 2002